HMP Capital, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the period from February 20, 2025
(Commencement of broker-dealer operations)
To December 31, 2025
(With Reports of Independent Registered Public Accounting Firm Thereon)

HMP Capital, LLC
December 31, 2025

Contents

United States Securities and Exchange Commission's

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-71088

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 2/20/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HMP Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1211 W. 22nd Street
(No. and Street)

Oakbrook	IL	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	214-360-9822	rickamsberry@eart
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Ste. 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Welchko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HMP Capital, LLC, as of 12/31, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: E Welchko

Title: 4/15/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
HMP Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HMP Capital, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period from inception of broker-dealer activities (February 20, 2025) through December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from inception of broker-dealer activities (February 20, 2025) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 14, 2026

HMP Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	35,000
Prepaid Expenses		1,980
Total Assets	$	36,980

Liabilities & Member's Equity

Liabilities	
Accounts Payable & Accrued Expenses	-
Total Liabilities	-
Member's Equity	
Member's Equity	36,980
Total Member's Equity	36,980
Total Liabilities & Member's Equity	$ 36,980

The accompanying notes are an integral part of these financial statements.

HMP Capital, LLC
Statement of Operations
For the period from February 20, 2025
(Commencement of broker-dealer operations)
to December 31, 2025

Revenues

Total Revenues	-

Operating Expenses

Common Area Maintenance	5,966
Insurance Expense	850
Professional Fees	22,788
Registration Expenses	175
Regulatory Fees	2,379
Rent Expense	24,364
Total Expenses	56,522
Net loss	(56,522)

The accompanying notes are an integral part of these financial statements.

HMP Capital, LLC
Statement of Changes in Member's Equity
For the period from February 20, 2025
(Commencement of broker-dealer operations)
to December 31, 2025

	Total Member's Equity
Balances at February 20, 2025	39,246
Non-Cash Contributions	54,256
Loss	(56,522)
Balances at December 31, 2025	36,980

The accompanying notes are integral part of these financial statements.

HMP Capital, LLC
Statement of Cash Flows
For the period from February 20, 2025
(Commencement of broker-dealer operations)
to December 31, 2025

Cash Flows From Operating Activities:

Net Income	$ (56,522)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
Non-cash capital contributions	54,256
(Increase) decrease in prepaid expenses	(1,934)
Net cash provided (used) in Operating Activities	(4,200)

Cash Flows From Investing Activities:

	-
Net cash provided (used) in Investing Activities	-

Cash Flows From Financing Activities:

Capital contributed	-
Net cash provided (used) in Financing Activities	-
Net increase in cash and cash equivalents	(4,200)
Cash at beginning of year	39,200
Cash at end of year	$ 35,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Organization

HMP Capital, LLC (the Company) was formed as a Delaware Limited Liability Company in February 2023. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on February 20, 2025, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5.

The Company's operations currently consist primarily of engaging in private placements of securities acting as a consultant for mergers and acquisitions.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be considered cash and cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Revenue Recognition

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

HMP CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE A – NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES, continued.

The Company participates in the private placement offerings on behalf of its parent company, HMP Capital Holdings, LLC. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Income Taxes

Effective February 17, 2023, the Company became a sole member limited liability company. Under federal income tax regulations, sole member limited liability companies have their entity disregarded for federal income tax purposes. Therefore, net income or loss is reportable for tax purposes by the sole owner. Accordingly, no federal income taxes are included in the accompanying financial statements. The member's federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2025, The Company had net capital of $35,000 which was $30,000 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately 0 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE D – RELATED PARTY TRANSACTIONS

The Company shares office space with its parent, HMP Capital Holdings, LLC. During the year payments of $30,330 were accrued for occupancy and various reimbursements. These accruals were forgiven by HMP Capital Holdings, LLC and were recognized as additional contributed capital by HMP Capital, LLC.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE G – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated revenues to date and relies on financial support from its parent company to fund operations and meet obligations as they come due. This condition raises substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued.

Management has evaluated this uncertainty and plans to continue obtaining financial support from the parent company as needed. However, there can be no assurance that such support will be available in the future.

HMP Capital, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2025

Computation of Net Capital

Total Member's equity qualified for net capital	$	36,980
Deductions / charges		
Non-allowable assets:		
Prepaid Expenses		1,980
Total deductions / charges		1,980
Net Capital before haircuts on securities positions		35,000
Haircuts on securities:		
Money market funds		-
Net Capital	$	35,000
Aggregate indebtedness		
Accounts payable & accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 12.5% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	30,000
Ratio of aggregate indebtedness to net capital		0.0 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2025 Focus IIA Report	35,000
no differences	-
Net Capital per 12/31/2025 audit	35,000

See accompanying report of independent registered public accounting firm.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
HMP Capital, LLC

We have reviewed the accompanying Exemption Report of HMP Capital, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions (2) private placements of securities throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 14, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

HMP Capital, LLC
Exemption Report

HMP Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) providing referral services – receive commissions and/or referral fees for accounts referred to other broker dealers.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Eric Welchko, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Eric Welchko

Eric Welchko
President/Manager/CCO

Date of Report: April 09, 2026